SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*


                                NBTY, INC.
                             (Name of Issuer)


                               Common Stock
(Title of Class of Securities)


                                628782 10 4
(CUSIP Number)






     Check the following box if a fee is being paid with this statement
      .   (A fee is not required only if the filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                (Continued on following pages(s))


                     Page 1 of  8   Pages


                         As of 10-04-96



     CUSIP No. 628782 10 4 (NBTY)  13 G                   Page 2 of 8 Pages
                                                             As of 10-04-96



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers and Company, Inc.
               IRS ID #36-2666070

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               An Illinois Corporation


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8)

5.   SOLE VOTING POWER

          Less Than 5%


6.   SHARED VOTING POWER

            None


7.   SOLE DISPOSITIVE POWER

          Less Than 5%


8.   SHARED DISPOSITIVE POWER

             None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less Than 5%

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less Than 5%

12.  TYPE OF REPORTING PERSON

               IA, CO





CUSIP No. 6828782 10 4(NBTY)       13 G                   Page 3 of 8 Pages
                                                             As of 10-04-96




1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Henry G. Van der Eb, Jr.
               SS ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8)

5.   SOLE VOTING POWER

          Less Than 5%

6.   SHARED VOTING POWER

          None

7.   SOLE DISPOSITIVE POWER

          Less Than 5%

8.   SHARED DISPOSITIVE POWER

          None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less Than 5%

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less Than 5%

12.  TYPE OF REPORTING PERSON

          HC, IN








CUSIP No.628782 10 4 (NBTY)        13 G                 Page 4 of  8  Pages
                                                             As of 10-04-96





1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers Fund, Inc.
               IRS ID #36-2554362

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8).


5.   SOLE VOTING POWER

          Less Than 5%

6.   SHARED VOTING POWER

               0

7.   SOLE DISPOSITIVE POWER

               0

8.   SHARED DISPOSITIVE POWER

               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less Than 5%

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less Than 5%

12.  TYPE OF REPORTING PERSON

               IV, CO









CUSIP No. 628782 10 4 (NBTY)       13G                    Page 5 of 8 Pages
                                                             As of 10-04-96




Item 1(a)      Name of Issuer:

               NBTY, INC.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               90 Orville Drive
               Bohemia, NY  90505

Item 2(a)      Name of Persons Filing:

               Mathers and Company, Inc. ("Mathers");
               Henry G. Van der Eb, Jr.;
               Mathers Fund, Inc.("Mathers Fund")

Item 2(b)      Address of Principal Business Office:

               100 Corporate North, Suite 201
               Bannockburn, IL 60015

Item 2(c)      Citizenship:

               Mathers and Company, Inc. - An Illinois corporation Henry G. Van der Eb, Jr. - U.S.A.
               Mathers Fund, Inc. - A Maryland corporation

Item 2(d)      Title of Class of Securities:

                       Common Stock

Item 2(e)      CUSIP Number:

                       639017 30 0 (NBTY)

Item 3. This statement is filed pursuant to Rules 13d-1(b)or 13d-2(b) by Mathers, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, by Mathers Fund, an open-end investment company registered under the Investment Company Act of 1940 which is managed by Mathers, and by Mr. Van der Eb. Mr. Van der Eb is the President, Director and controlling shareholder of Mathers. Mr. Van der Eb is also the Chairman and a Director of the Mathers Fund.








CUSIP No. 6328782 10 4(NBTY)       13G                          Page 6 of 8
                                                             As of 10-04-96

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                       See No. 9, Pages 2, 3, & 4


               (b) Percent of Class:

                    See No. 11, Pages 2, 3 & 4

               (c) Number of shares as to which such person has:
                    See No. 7, Pages 2, 3 & 4

                      (i) sole power to vote or to direct the vote
                          See No. 7, Pages 2, 3 & 4

                     (ii) shares power to vote or to direct the
                                                   vote NONE

                    (iii) sole power to dispose or to direct the
                          disposition of  See No. 9,Pages 2, 3 & 4

                     (iv) shared power to dispose or to direct the
                          disposition of NONE

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

               Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Mr. Van der Eb, an individual, is the controlling shareholder of Mathers, a registered investment adviser.







CUSIP No. 628782 10 4 (NBTY)       13G                          Page 7 of 8
                                                             As of 10-04-96


Item 8.   Identification and Classification of Member of the Group.

          Not Applicable.


Item  9.  Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MATHERS AND COMPANY, INC.



/s/HENRY G. VAN DER EB, JR.        By:/s/HENRY G. VAN DER EB, JR.
Henry G. Van der Eb, Jr.              Henry G. Van der Eb, Jr.
    Individually                      President


                                   MATHERS FUND, INC.



Date:  October 10, 1996            By:/s/HENRY G. VAN DER EB, JR.
                                      Henry G. Van der Eb, Jr.
                                      Chairman





CUSIP No. 628782 10 4 (NBTY)       13G                    Page 8 of 8 Pages
                                                             As of 10-04-96


                                                                  EXHIBIT A




                          JOINT FILING AGREEMENT

     Each of the undersigned parties hereby agrees to the joint filing of a statement of beneficial ownership on Schedule 13G to satisfy the separate reporting obligations of each of them pursuant to Rule 13d-1(b), promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of NBTY, Inc. (NBTY). It is agreed that such statement shall be deemed filed on behalf of each of such parties, but this agreement shall not be construed as creating responsibility by any party for the completeness and accuracy of any information contained in such statement concerning the other parties.



Dated:  October 10, 1996



                              /s/HENRY G. VAN DER EB, JR.
                              Henry G. Van der Eb, Jr.,Individually


                              MATHERS AND COMPANY, INC.



                            By: /s/HENRY G. VAN DER EB, JR.
                                 Henry G. Van der Eb, Jr.,President


                              MATHERS FUND, INC.



                             By: /s/HENRY G. VAN DER EB, JR.
                                 Henry G. Van der Eb,Jr.,Chairman